

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Marlow Hernandez
Chief Executive Officer
Cano Health, Inc.
9725 NW 117th Avenue
Miami, FL 33178

     Re: Cano Health, Inc.
          Registration Statement on Form S-3
          Filed July 11, 2022
          File No. 333-266083

Dear Dr. Hernandez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Audrey S. Leigh, Esq.